File No. 82-4688

British Columbia
Securities Commission

QUARTERLY REPORT
BC FORM 51-901F

03 DEC 15 AM 7:21

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administ... Act. Questions about the co... this information can be dir... Supervisor, Financial Repor... P.O. Box 10142, Pacific Cen... Street, Vancouver, BC V7Y ...

03045183

INCORPORATED AS PART OF:

X	Schedule A
	Schedules B and C

SUPPL

ISSUER DETAILS

NAME OF ISSUER	FOR THE QUARTER ENDED	DATE OF REPORT YY/MM/DD
TRIVALENCE MINING CORPORATION	SEPTEMBER 30, 2003	03/11/28

ISSUER'S ADDRESS

502 - 815 HORNBY STREET

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6Z 2E6	(604) 684-2407	(605) 684-2401

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
OMAIR CHOUDHRY	CHIEF FINANCIAL OFFICER	(604) 684-2401

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
tmi@trivalence.com	www.trivalence.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"LUTFUR RAHMAN KHAN"	LUTFUR RAHMAN KHAN	DATE SIGNED 03/11/28
"ASIF A. SYED, M.D."	ASIF A. SYED , M.D.	DATE SIGNED 03/11/28

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

dw 12/16

TRIVALENCE MINING CORPORATION
Consolidated Balance Sheets
(Unaudited) (Expressed in Canadian dollars)

	September 30, 2003	June 30, 2003
ASSETS		
CURRENT		
Cash and cash equivalents	$ **12,203**	$ 125,303
Accounts receivable	**1,092,551**	1,010,841
Advances to affiliates	**7,740**	3,044
Inventory (Note 3)	**4,048,618**	3,930,243
Prepaid expenses	**323,892**	58,958
	5,485,004	5,128,389
MINERAL PROPERTIES (Note 4)	**12,009,134**	12,172,325
PROPERTY, PLANT AND EQUIPMENT (Note 5)	**7,402,016**	6,427,151
	$ **24,896,154**	$ 23,727,865
LIABILITIES		
CURRENT		
Accounts payable	$ **1,592,342**	$ 1,455,221
Accrued liabilities	**3,610,519**	3,194,903
Short-term loans	**1,409,412**	-
Current portion of obligation under capital lease (Note 7)	**430,220**	147,443
Income taxes payable	**19,890**	19,890
	7,062,383	4,817,457
CONVERTIBLE LOANS PAYABLE (Note 6)	**13,691,364**	13,250,784
OBLIGATION UNDER CAPITAL LEASE (Note 7)	**580,967**	-
FUTURE INCOME TAX LIABILITIES	**154,000**	154,000
	21,488,714	18,222,241
NON-CONTROLLING INTEREST (Note 8)	**624,547**	874,665
SHAREHOLDERS' EQUITY		
Share capital (Note 9)	**17,911,673**	17,911,673
Equity component of convertible instruments	**2,222,771**	2,222,771
Additional paid in capital	**484,330**	484,330
Deficit	**(17,835,881)**	(15,987,815)
	2,782,893	4,630,959
	$ **24,896,154**	$ 23,727,865

ON BEHALF OF THE BOARD:

(Signed) Lutfur Rahman Khan
Lutfur Rahman Khan, Director

(Signed) Asif A. Syed, MD
Dr. Asif A. Syed, Director

TRIVALENCE MINING CORPORATION
Consolidated Statements of Operations and Deficit
(Unaudited) (Expressed in Canadian dollars)

	Three months ended Sept. 30, 2003	2002
REVENUE		
Diamond sales	$ **2,817,020**	$ 784,988
Interest and other	**6,943**	4,800
	2,823,963	789,788
EXPENSES		
Production costs (Note 10)	**3,224,649**	2,198,273
Selling, general and administrative (Note 14)	**840,058**	650,974
Interest on long-term debt	**453,973**	283,420
Exploration	**113,957**	(30,974)
Depletion and depreciation	**373,409**	745,912
	5,006,046	3,847,605
LOSS BEFORE UNDERNOTED ITEMS	**(2,182,083)**	(3,057,817)
Gain on sale of equipment	**87,765**	-
LOSS BEFORE INCOME TAXES	**(2,094,318)**	(3,057,817)
Current income tax provision	**(3,866)**	(8,000)
Future income tax recovery (expense)	**-**	1,008,000
LOSS BEFORE NON-CONTROLLING INTEREST	**(2,098,184)**	(2,057,817)
Non-controlling interest (Note 8)	**250,118**	280,972
NET LOSS	**(1,848,066)**	(1,776,845)
DEFICIT, BEGINNING OF PERIOD	**(15,987,816)**	(9,105,838)
DEFICIT, END OF PERIOD	$ **(17,835,881)**	$ (10,882,683)
LOSS PER SHARE		
Basic and fully diluted	$ **(0.11)**	$ (0.10)
Weighted average number of common shares used to calculate basic and fully diluted loss per share	**17,290,984**	17,290,984

TRIVALENCE MINING CORPORATION
Consolidated Statements of Cash Flows
(Unaudited) (Expressed in Canadian dollars)

	Three months ended Sept. 30, 2003	2002
OPERATING ACTIVITIES		
Net loss	$ **(1,848,065)**	$ (1,776,845)
Add non-cash items		
Depletion and depreciation	**535,089**	745,912
Accretion of debt discount	**148,094**	-
Interest added to debt principal	**292,486**	283,248
Future income tax recovery	**-**	(1,008,000)
Non-controlling interest	**(250,118)**	(280,972)
	(1,122,514)	(2,036,657)
Net change in non-cash working capital items relating to operations (Note 15)	**83,022**	957,092
	(1,039,492)	(1,079,565)
FINANCING ACTIVITIES		
Obligation under capital lease	**863,744**	-
Short-term loans	**1,409,412**	515,385
	2,273,156	515,385
INVESTING ACTIVITIES		
Proceeds on disposal of equipment	**87,765**	-
Purchase of property, plant and equipment	**(1,434,528)**	(231,243)
	(1,346,763)	(231,243)
(DECREASE) INCREASE IN CASH	**(113,100)**	(795,423)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	**125,303**	949,636
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ **12,203**	$ 154,213

(unaudited, expressed in Canadian dollars)

1. NATURE OF OPERATIONS AND CONTINUING OPERATIONS

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from carrying values as shown in the financial statements should the Company be unable to continue as a going concern.

Cash flows from operating activities are expected to become positive, as the company has obtained equity financing for the purpose of purchasing additional heavy equipment in order to operate its plants at rated capacities. These consolidated financial statements do not reflect adjustments in the carrying value of the assets and liabilities, income statement items, and balance sheet classifications that would be necessary if the going concern assumption were not appropriate.

2. SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended June 30, 2003. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted financial principles have been omitted. These interim financial statements should be read together with the Company's audited financial statements for the year ended June 30, 2003. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

3. INVENTORY

	September 30, 2003	June 30, 2003
Diamonds	**$ 234,996**	$ 261,793
Stockpiles	**18,729**	80,796
Fuel, oil and grease	**40,054**	38,183
Parts and supplies	**3,447,068**	3,285,606
In transit	**307,771**	263,865
	$ 4,048,618	$ 3,930,243

(unaudited, expressed in Canadian dollars)

7. OBLIGATIONS UNDER CAPITAL LEASE

Included in capital assets is mining equipment that the Company has acquired pursuant to a three-year lease agreement terminating on December 15, 2003 at an interest rate of 8.46% compounded monthly, as well as a three-year lease agreement and a two-year lease agreement, terminating August 10, 2006 and August 5, 2005 respectively, both at an interest rate of 8.50% compounded monthly. Future minimum lease payments are as follows:

	September 30, 2003	June 30, 2003
FY2004	$ 430,222	$ 147,443
FY2005	301,016	-
FY2006	208,351	-
FY2007	71,599	-
Total minimum lease payments	1,011,187	147,443
Less interest portion	103,294	6,234
Present value of capital lease obligation	907,893	141,208
Current portion	430,220	147,443
Non-current portion	$ 580,967	$ -

8. NON-CONTROLLING INTEREST

Non-controlling interest represents the interests in the net assets of Aredor FCMC S.A. ("Aredor") attributable to the 15% equity interest of Aredor not owned by the Company.

Balance June 30, 2002	$ 931,224.00
15% interest in capitalization of advance by the Company to Aredor FCMC S.A	910,904
Share of net loss of Aredor FCMC	(967,463)
Balance June 30, 2003	$ 874,665
Share of net loss of Aredor FCMC	(250,118)
Balance September 30, 2003	$ 624,547

(unaudited, expressed in Canadian dollars)

9. SHARE CAPITAL

(a) Authorized

100,000,000 common shares with no par value

(b) Issued and outstanding

	Number of common shares	Amount
Outstanding at June 30, 2001	17,290,984	$ 17,760,994
Recognition of premium on cancellation of own shares	-	150,679
Issued and outstanding at June 30, 2002, June 30, 2003 and September 30, 2003	17,290,984	$ 17,911,673

(c) Share purchase options

At September 30, 2003, there were 572,000 options outstanding under the Company's stock option plan. Under the Toronto Venture Exchange ("TSX-V") policies, the Company can grant stock options to purchase up to 10% of the outstanding common shares of the Company. The options are exercisable for a period of five years from the date of grant and the exercise price cannot be less than the last price on the TSX-V immediately preceding the grant of the option less a sliding scale discount permitted by the TSX-V. The Board of Directors determines at the date of grant the time at which any option may vest.

(unaudited, expressed in Canadian dollars)

9. SHARE CAPITAL (Continued)

(d) Share purchase options (continued)

The following table summarizes stock option activity for each of the years in the two year period ended June 30, 2003 and the three month period ended September 30, 2003:

	Number of Shares	Weighted Average Price per Share
Balance, June 30, 2002	1,374,000	0.80
Cancelled	(687,000)	0.88
Exercised	-	
Balance, June 30, 2003	687,000	0.80
Granted	-	
Cancelled	(115,000)	0.89
Exercised	-	
Balance, September 30, 2003	572,000	$ 0.76

As at September 30, 2003 the following stock options were outstanding:

Number of Shares	Expiry date	Exercise Price
50,000	January 7, 2004	0.85
20,000	August 26, 2004	1.00
35,000	February 7, 2005	1.15
55,000	March 17, 2005	1.70
25,000	June 20, 2005	1.60
50,000	February 8, 2006	1.30
337,000	April 24, 2007	0.40
572,000		

(unaudited, expressed in Canadian dollars)

10. PRODUCTION COST OF DIAMOND SALES

	Three months ended September 30, 2003	2002
Opening inventory	**$ 3,930,243**	$ 5,023,339
Guinean mining tax (10% of rough diamond sales)	**192,713**	-
Fuel, labour, parts, supplies and other	**2,948,001**	2,770,511
Reclamation	**26,189**	60,186
Foreign exchange (gain)	**176,120**	(87,516)
Less closing inventory	**(4,048,618)**	(5,568,247)
	$ 3,224,649	$ 2,198,273

11. COMMITMENTS

(a) The Company's lease for office premises expires in January 2004, and the remaining obligation is $38,304. As of the date of issuance of these financial statements, no further leases have been entered into, except as stated elsewhere in this report.

(b) The Company is obligated under the terms of the Aredor concession agreement to pay US$40,000 per month for rental of equipment and other assets situated on the concession during the tenancy of the concession. At September 30, 2003 the Company had withheld 31 months' rent (US$1,240,000 which is included as a liability) pending resolution of US$969,627 in value added tax refunds and US$252,383 in fuel exoneration refunds due to the Company from the Guinea Ministry of Finance.

(c) The Company is obligated under certain employment and management agreements. The Company has entered into a management agreement with a Company owned by a director and the President of the Company for an annual fee of US$120,000. Employment agreements provide for payments of up to one year's salary on the termination of certain senior officers' employment.

(unaudited, expressed in Canadian dollars)

12. RELATED PARTY TRANSACTIONS

Significant related party transactions not disclosed elsewhere in these financial statements include:

(a) management fees of $123,999 (2002 - $138,361) were paid during the three months ended September 30, 2003 to directors or shareholders of the Company (or its subsidiaries) or companies controlled by them.

(b) compensation not included in management fees, paid to directors and officers of the company during the three months ended September 30, 2003 was $52,500 (2002 - $100,500).

(c) accounts receivable of $7,740 ($3,044 at June 30, 2003) due from companies with a common director.

(d) borrowing of $1,409,412 (2002 – NIL) from related parties or from companies with a common director. The loans are due on demand, bear interest at 11% and are unsecured.

13. SEGMENTED INFORMATION

The Company operates in one industry segment, that being the acquisition, exploration and development of diamond and mineral properties.

The Company currently operates in four geographic areas. The Company's revenues are derived from its operations as follows:

	Three months ended Sept. 30,	
	2003	2002
Republic of Guinea	$ 1,926,914	$ 1,281
South Africa	896,764	788,237
Canada	285	270
	$ 2,823,963	$ 789,788

The location of the Company's long-lived assets is as follows:

	Sept. 30, 2003	June 30, 2003
Republic of Guinea	$ 16,587,492	$ 15,677,712
South Africa	2,724,355	2,821,577
Canada	62,557	63,442
Botswana	36,745	36,745
	$ 19,411,150	$ 18,599,476

(unaudited, expressed in Canadian dollars)

14. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended Sept. 30,	
	2003	2002
Auditing and legal	$ **54,985**	$ 49,943
Management fees	**90,879**	138,361
Investor relations	**152,888**	100,185
Consulting fees	**157,214**	56,998
Rent	**50,821**	41,971
Communications	**35,174**	43,742
Travel	**56,330**	71,302
Salaries and wages	**186,395**	265,025
Commissions on diamond sales	**69,353**	(115,805)
Office and other	**(3,847)**	22,974
Cost recoveries	**(10,133)**	(23,721)
	$ **840,058**	$ 650,975

15. CHANGES IN NON-CASH WORKING CAPITAL ITEMS

	Three months ended September 30,	
	2003	2002
Accounts receivable and prepaid expenses	$ **(346,644)**	$ 348,915
Advances to affiliates	**(4,696)**	(5,311)
Inventory	**(118,375)**	(544,908)
Accounts payable	**137,121**	844,482
Accrued liabilities	**415,617**	305,914
Income taxes payable	**-**	8,000
	$ **83,022**	$ 957,092

16. SUBSEQUENT EVENTS

Subsequent to September 30, 2003:

(a) the Company borrowed US$138,773 from companies with a common director. The loans are due on demand, bear interest at 11% and are unsecured.

(b) The Company closed a private placement of 6,080,000 units at a price of 50 cents per unit for gross proceeds of $3,040,000. Each unit consists of one common share and one share purchase warrant. Each whole warrant entitles the holder to purchase one common share until November 28, 2005 at a price of 75 cents per share.